09042465

n.a. 9/17

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14299

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wilson-Davis & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

236 South Main Street
(No. and Street)

Salt Lake City (City) Utah (State) 84101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lyle W. Davis (801) 532-1313
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sorensen, Vance & Company, P.C.
(Name – *if individual, state last, first, middle name*)

3115 E. Lion Lane Suite #220 (Address) Salt Lake City (City) Utah (State) 84121 (Zip Code)

SEC Mail Processing Section
AUG 31 2009
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 10/01

OATH OR AFFIRMATION

I, Lyle W. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wilson-Davis & Company, Inc., as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary/Treasurer

Title

Notary Public

Notary Public
CORA POWELL
236 S Main
Salt Lake City, Utah 84101
My Commission Expires
September 10, 2011
State of Utah

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILSON-DAVIS & COMPANY, INC.

TABLE OF CONTENTS

SORENSEN VANCE & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Wilson-Davis & Company, Inc.

We have audited the accompanying statement of financial condition of Wilson-Davis & Company, Inc. (a Utah Corporation), as of June 30, 2009, and the related statements of operations, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wilson-Davis & Company, Inc. as of June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 15 through 19 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sorensen, Vance + Company, P.C.

August 27, 2009

3115 East Lion Lane, Suite 220 • Salt Lake City, Utah 84121 • (801) 733-5055 • Fax (801) 733-6783

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2009

ASSETS

Current assets:	
Cash and cash equivalents	$ 1,472,242
Cash segregated in accordance with Federal regulations	1,900,000
Trading securities, at market value	1,170,705
Receivables from broker dealers and clearing organization	1,204,533
Receivables from customers, net of allowance for doubtful accounts of $25,000	552,500
Receivables from officers and directors	11,180
Note receivable from registered representative - current portion	6,332
Refundable income taxes	30,313
Deferred income tax asset	9,800
Total current assets	6,357,605
Cash deposits with clearing organization and other broker dealers	900,123
Furniture, equipment and improvements, at cost, less accumulated depreciation of $361,679	46,213
Note receivable from registered representative - long term portion	27,019
Deferred income tax asset	10,100
Other assets	43,086
Total assets	$ 7,384,146

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Payables to customers	$ 3,250,181
Payables to officers and directors	484,678
Payables to broker dealers and clearing organization	32,707
Securities sold not yet purchased, at market value	16,126
Trading deposits	389,245
Accounts payable and accrued expenses	104,369
Commissions, payroll and payroll taxes payable	278,894
Total current liabilities	4,556,200
Long-term liabilities:	
Subordinated borrowings (includes $650,000 from officers and directors)	760,000
Total long-term liabilities	760,000
Total liabilities	5,316,200
Stockholders' equity:	
Common stock, $.10 par value, 1,000,000 shares authorized, 350,000 shares issued and outstanding	35,000
Additional paid-in capital	9,837
Retained earnings	2,023,109
Total stockholders' equity	2,067,946
Total liabilities and stockholders' equity	$ 7,384,146

The accompanying notes are an integral part
of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2009

Revenues:	
Commissions	$ 3,240,525
Net gains on firm trading accounts	723,960
Other	66,741
Total revenues	4,031,226
Expenses:	
Compensation, payroll taxes and benefits	2,433,256
Communications	860,872
Regulatory, professional fees and related expenses	329,302
Data processing	166,159
Occupancy and equipment	160,338
Clearing costs and transfer fees	110,323
Interest	10,716
Other expense	36,360
Total expenses	4,107,326
Loss before income tax benefit	(76,100)
Income tax benefit	32,486
Net loss	$ (43,614)

The accompanying notes are an integral part
of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2009

Cash Flows from Operating Activities:		
Net loss	$ (43,614)	
Noncash revenue and expense adjustments:		
Depreciation and amortization expense	51,393	
Change in deferred income taxes	(4,000)	
(Increase) decrease in assets:		
Cash segregated in accordance with Federal regulations	1,300,000	
Marketable securities	338,382	
Receivables from broker dealers and clearing organization	(773,805)	
Receivables from customers	49,405	
Receivables from officers and directors	8,651	
Advances and prepaid expenses	8,922	
Refundable income taxes	(30,313)	
Cash deposits with clearing organization and other broker dealers	(530,000)	
Other assets	(11,737)	
Increase (decrease) in liabilities:		
Payables to customers	224,168	
Payables to broker dealers	(315,059)	
Payables to officers and directors	338,472	
Securities sold but not yet purchased	(247,158)	
Trading deposits	13,905	
Commissions, payroll and payroll taxes payable	(32,802)	
Accounts payable and accrued expenses	(25,933)	
Income taxes payable	(48,938)	313,553
Net cash provided by operating activities		269,939
Cash Flows from Investing Activities:		
Cash paid for purchase of fixed assets	(14,543)	
Net cash (used for) investing activities		(14,543)
Cash Flows from Financing Activities:		
Borrowing on subordinated debt	50,000	
Payments made on capital lease obligations	(2,283)	
Net cash provided by financing activities		47,717
Net increase in cash and cash equivalents		303,113
Cash and cash equivalents at beginning of year		1,169,129
Cash and cash equivalents at end of year		$ 1,472,242

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for:	
Interest	$ 8,103
Income taxes	$ 50,765

The accompanying notes are an integral part
of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances - July 01, 2008	$ 35,000	$ 9,837	$ 2,066,723	$ 2,111,560
Decreased by:				
Net loss	--	--	(43,614)	(43,614)
Balances - June 30, 2009	$ 35,000	$ 9,837	$ 2,023,109	$ 2,067,946

The accompanying notes are an integral part
of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED JUNE 30, 2009

Subordinated Borrowings; July 01, 2008	$ 710,000
Issuance of new loan	50,000
Principal payments on loans	--
Subordinated Borrowings; June 30, 2009	$ 760,000

The accompanying notes are an integral part of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Nature of Business

The Company is a securities broker and dealer, dealing in over-the-counter and listed securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Revenue is derived principally from trading in securities for its own account and for the accounts of customers for which a commission is received.

The Company has operations in Utah, Colorado, New York, Oregon and California. Transactions for customers are principally in the states where the Company operates, however, some customers are located in other states in which the Company is registered. Principal trading activities are conducted with other broker dealers throughout the United States.

b. Securities Transactions

Securities transactions and the related commission revenue are recorded in the accounts on a trade date basis, which is the day the transaction is executed.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded at net (see note 4).

Financial instruments are recorded at fair value in accordance with FASB Statement No. 157.

c. Cash and Cash Equivalents

Cash and cash equivalents consist of cash in the Company's bank accounts.

d. Trading Securities

Securities held in the Company's trading account and trading securities sold not yet purchased, consist primarily of over-the-counter securities and are valued based upon quoted market prices. The value of securities that are not readily marketable are estimated by management based upon quoted prices, the number of market makers, trading volume and number of shares held. Unrealized gains and losses are reflected in income in the financial statements.

e. Furniture, Equipment and Depreciation

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation on furniture and equipment is provided using accelerated and straight-line methods over expected useful lives of five to seven years. The Company uses accelerated depreciation methods and Internal Revenue Code section 179 expense deduction for tax purposes, when applicable.

f. Income Taxes

The Company utilizes the asset and liability method to account for income taxes. The objective of this method is to establish deferred tax assets and liabilities for the temporary differences between net income for financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized.

Income tax expense or benefit is provided based upon the financial statement earnings of the Company. The allowance for doubtful accounts is deductible for financial statement purposes, but not for tax purposes. Depreciation expense is recognized in different periods for tax and financial accounting purposes due to the use of accelerated depreciation methods for income tax purposes. Certain amounts due to officers are recognized in different periods for tax and financial accounting purposes due to tax regulations which require certain accrued amounts to shareholders be recognized when paid. Net operating losses that can not be carried back can be carried forward to future periods. The tax effects of such differences are reported as deferred income taxes in the financial statements.

g. **Management Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions regarding trading securities, depreciation and other matters that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

2. CASH SEGREGATED IN ACCORDANCE WITH FEDERAL REGULATIONS

The Company is required by Rule 15c3-3 of the Securities and Exchange Commission to maintain a cash reserve with respect to customers' transactions and credit balances, on a settlement date basis. Such a reserve is computed weekly using a formula provided by the rule and the reserve account must be separate from all other bank accounts of the Company. The required reserve as of June 30, 2009 was calculated to be $1,615,771. The Company had $2,100,000 cash on deposit in the reserve account, which was $484,228 more than the amount required. On July 1, 2009 the Company withdrew $200,000 from the reserve account in accordance with the rule which created an excess of $284,229.

3. CUSTOMER RECEIVABLES AND PAYABLES

Accounts receivable from and payable to customers at June 30, 2009 include only cash accounts. Securities owned by customers are held as collateral for any unpaid amounts. Such collateral is not reflected in the financial statements. The Company provides an allowance for doubtful accounts, as needed, for accounts in which collection is uncertain. Accounts that are deemed uncollectible are written off to bad debt expense.

4. RECEIVABLES AND PAYABLES WITH BROKER DEALERS AND CLEARING ORGANIZATION

At June 30, 2009, amounts receivable and payable with broker dealers and the clearing organization include:

	Receivables	Payables
Due from other broker dealers	$ 247,045	$ --
Due from or to the clearing organization, net	920,134	
Fails to deliver and receive	37,354	32,707
Totals	$ 1,204,533	$ 32,707

5. NOTE RECEIVABLE FROM REGISTERED REPRESENTATIVE

The note receivable at June 30, 2009 represents funds receivable from a Company's registered representative resulting from losses in the trading account, as follows:

6% note receivable, payable in monthly installments of principal and interest totaling $680; due to mature in May 2014	$ 33,351
Less current portion	6,332
Long-term portion	$ 27,019

The fair value of the Company's long-term note receivable is estimated based on the current rates offered the Company for notes of the same remaining maturities. At June 60, 2009, the fair value of the note receivable approximates the amount recorded in the financial statements at that date.

6. INCOME TAXES

Income taxes are provided at statutory rates for the tax effects of transactions reported in the financial statements and consist of taxes which are due currently and for deferred taxes which relate to timing differences for the expense recognition of the allowance for doubtful accounts, depreciation and net operating loss carryforwards.

Income tax expense (benefit) computed at statutory rates consists of the following:

Federal income tax benefit	$ (30,036)
State and local income and franchise taxes	1,550
Change in deferred taxes for current year timing differences	(4,000)
Income tax benefit	$ (32,486)

The actual tax benefit differs from the "expected" tax expense computed by applying the U.S. corporate rate of 34 percent as follows:

Computed "expected" federal tax benefit	$ (25,874)
Computed "expected" state tax benefit	(3,805)
Computed "expected" state tax effect	1,294
Federal income tax loss carryback	(30,036)
Temporary timing differences	26,062
Non-deductible expenses	35
Other	(162)
Income tax expense	$ (32,486)

Using the applicable combined Federal and state tax rate of 39%, the deferred tax assets, net of liabilities are as follows:

Deferred tax assets:	Amount	Rate	Tax
Allowance for doubtful accounts – short-term	$ 25,000	39%	$ 9,800
State net operating loss carryforwards	302,000	5%	15,100
Tax depreciation in excess of book depreciation	(12,793)	39%	(5,000)
Net deferred tax assets			$ 19,900

The Company has net operating loss carryforwards available for use in certain states to offset future income taxes in those states. If not used, the tax benefit from these losses will expire at various times depending on state law.

7. LINE OF CREDIT ARRANGEMENT

The Company has entered into a revolving line-of-credit agreement with its bank which permits the Company to borrow up to $250,000 at 1% over the bank's prime lending rate (currently 4.25%). Borrowings under the agreement are unsecured but are guaranteed by the Company's shareholders. The agreement expires on October 30, 2009. There was no balance outstanding at June 30, 2009.

8. CAPITAL LEASE ARRANGEMENT

At July 1, 2008, the Company leased equipment with a cost of $9,237 and accumulated depreciation of $6,577. During the year the capital lease was paid in full.

9. OPERATING LEASE COMMITMENTS

The Company has operating lease obligations for office space at its headquarters location and one branch office. Rent expense totaling $108,945 (including other month-to-month leases) was charged to operations during the last fiscal year. The future minimum rental payments required by the office lease agreements in effect at June 30, 2009 are as follows:

Year Ending June 30	Amount
2010	$ 95,160
2011	97,885
2012	100,347
2013	89,223
2014	77,840
Thereafter	39,495
Total minimum payments required	$ 499,950

10. RETIREMENT PLANS

The Company maintains a profit sharing and 401(k) retirement plan. All employees who meet certain age and length of service requirements are eligible to participate in the plan. Participants must work a minimum of 1,000 hours per year and become fully vested after six years of service. The plan allows employees to make elective deferrals and provides for discretionary contributions to be determined by the Board of Directors. No profit sharing contribution was charged to operations for the year ended June 30, 2009.

11. RELATED PARTY TRANSACTIONS

a. Officer and director accounts

At June 30, 2009, the amounts due to officers and directors consisted of receivables and payables in security accounts in the amount of $11,180 and $484,678, respectively. Amounts received or paid on these accounts occur in the normal course of business.

b. Subordinated borrowings

Six subordinated loan agreements totaling $650,000 are with officers and directors of the Company (see note 12).

12. SUBORDINATED LOAN AGREEMENTS

The Company has entered into ten subordinated loan agreements totaling $760,000, of which $650,000 is payable to officers and directors of the Company. The agreements have various due dates from September 1, 2009 through April 1, 2010 and provide for interest at .5% to 5% per annum. The Company anticipates that all notes will be extended for additional one year periods, unless circumstances or Company requirements change. The loan principal and interest are subordinated in right of payment to all claims of present and future creditors of the Company.

The subordinated loan agreements have been approved by the Financial Industry Regulatory Authority (FINRA) and are available for computing net capital under the Securities and Exchange Commission's uniform net capital rule (see note 13). To the extent that the borrowings are required for compliance with the minimum net capital requirements, they may not be repaid.

The carrying amounts of subordinated loan agreements approximate their fair value because of the short maturity of the instruments.

13. NET CAPITAL REQUIREMENTS

As a broker dealer the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital falls below minimum requirements, as those terms are defined by the rule. Under the alternative method permitted by this rule, net capital shall not be less than 2% of aggregate debit items arising from customer transactions, as defined. Also, the Company has a minimum requirement based upon the number of securities' markets that the Company maintains. At June 30, 2009 the Company's net capital was $2,474,212 which was $2,110,462 in excess of the minimum required.

14. FAIR VALUE MEASUREMENT

Effective July 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurement" (SFAS 157). FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 – Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Unobservable inputs for the asset or liability which rely on management's own assumptions about the assumptions that market participants would use in valuing the asset or liability, and would be based on the best information available.

The following table summarizes the inputs used to value the Company's assets measured at fair value on a recurring basis as of June 30, 2009:

Assets	Level 1	Level 2	Level 3	Total
Trading securities	$ 1,170,705	$ --	$ --	$ 1,170,705
Totals	$ 1,170,705	$ --	$ --	$ 1,170,705
Liabilities				
Securities sold not yet purchased	$ 16,126	$ --	$ --	$ 16,126
Totals	$ 16,126	$ --	$ --	$ 16,126

15. RISK MANAGEMENT

Transactions involving financial instruments involve varying degrees of both market, credit and operating risk. The Company monitors its exposure to risk on a daily basis.

Market Risk

Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates and equity prices. Management is responsible for reviewing trading positions, exposure limits, profits and losses, and trading strategies. In the normal course of business, the Company purchases, and makes markets in non-investment grade securities. These activities expose the Company to a higher degree of market risk than is associated with investing or trading in investment grade instruments.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributable to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

Credit Risk

The Company's transactions with customers and other broker dealers are recorded on a trade date basis and are collateralized by the underlying securities. The Company's exposure to credit risk associated with nonperformance by customers or contra brokers is impacted by volatile or illiquid trading markets. Should either the customers or other broker dealer fail to perform, the Company may be required to complete the transaction at prevailing market prices. The Company manages credit risk by monitoring net exposure to individual counterparties on a regular basis. Historically, reserve requirements arising from instruments with off-balance-sheet risk have not been material.

Receivables and payables with clearing and other broker dealers are generally collateralized by cash deposits. Additional cash deposits are requested when considered necessary by the clearing organization or contra broker dealer.

Customer transactions are primarily entered in cash accounts. The Company no longer maintains customer margin accounts. Therefore, the Company has no exposure to the credit and market risks associated with margin accounts.

Concentrations of credit risk that arise from financial instruments (whether on and off balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors.

Concentration of Credit Risk

The Company's cash is deposited at one financial institution. Cash accounts at banks are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000. At June 30, 2009 the Company had approximately $1,285,032 in excess of the FDIC limit.

16. SUBSEQUENT EVENTS

The Company has entered into an agreement to acquire all of the business and assets of Pragmatic Data Quest, (PDQ), the data processing firm that has been providing broker accounting services to the Company. PDQ will be absorbed by the Company and the Company subsequently will have all brokerage processing done in house.

WILSON-DAVIS & COMPANY, INC.

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED

JUNE 30, 2009

WILSON-DAVIS & COMPANY, INC.
COMPUTATION OF NET CAPITAL
AS OF JUNE 30, 2009

Total stockholders' equity		$ 2,067,946
Deduct: equity not allowable for net capital		--
Add: allowance for doubtful accounts		25,000
Total stockholders' equity qualified for net capital		2,092,946
Liabilities subordinated to claims of general creditors allowable in computation of net capital		760,000
Total capital and allowable subordinated liabilities		2,852,946
Deductions and/or charges:		
Total non-allowable assets from Statement of Financial Condition	$193,863	
Aged fails-to-deliver	8,215	
Aged fails-to-receive	1,050	
Total deductions and/or charges		203,128
Net capital before haircuts on securities positions		2,649,818
Haircuts on securities:		
Trading and investment securities:		
Stocks and warrants	175,606	
Money market funds	--	
Undue concentration	--	
Total haircuts		175,606
Net capital		$ 2,474,212

See reconciliation to respondent's unaudited computation on page 16.

WILSON-DAVIS & COMPANY, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION
JUNE 30, 2009

Net capital per respondent's unaudited computation	$ 2,496,614
Net adjustments to stockholders' equity	7,859
(Increase) in non-allowable assets	(23,448)
(Increase) in aged fails to deliver and receive	(6,813)
Net capital per audit	$ 2,474,212

WILSON-DAVIS & COMPANY, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
AS OF JUNE 30, 2009

CREDIT BALANCES

Free credit balances and other credit balances in customers' security accounts	$ 2,023,087	
Customers' securities failed to receive	30,486	
Credit balances in firm accounts which are attributable to principal sales to customers	7,239	
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	--	
TOTAL CREDITS		$ 2,060,812

DEBIT BALANCES

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	149,122	
Failed to deliver of customers' securities not older than 30 calendar days	309,683	
Aggregate debit items		458,805
Less 3% (for alternative method only – see Rule 15c3-1 (f)(5)(i)		(13,764)
TOTAL DEBITS		445,041

RESERVE COMPUTATION

Excess of total debits over total credits	
Excess of total credits over total debits	1,615,771
Amount held on deposit in "Reserve Bank Account(s)", at end of reporting period	2,100,000
Amount of deposit (or withdrawal)	(200,000)
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal	$ 1,900,000
Date of deposit or withdrawal	07/01/09

See reconciliation to respondent's unaudited computation on page 18.

WILSON-DAVIS & COMPANY, INC.
RECONCILIATION OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2009

	Debits	Credits
Totals per respondent's unaudited computation	$ 479,622	$ 2,167,342
Increase in unconfirmed securities at transfer in excess of 40 days	--	--
(Decrease) in principal shorts to customers	--	(5,158)
Increase (decrease) in customer accounts	6,543	(45)
Increase (decrease) in customer securities failed to deliver/receive	(42,194)	(101,327)
(Increase) in 3% of debit items (alternative method)	1,070	--
Totals per audit	$ 445,041	$ 2,060,812

Note: The Company computes the determination of reserve requirements under Rule 15c3-3 on a settlement date basis.

WILSON-DAVIS & COMPANY, INC.
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF JUNE 30, 2009

State the market valuation and the number of items of:

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to educe to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ 3,780*
Number of items	9*
The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.	Yes X No____

* Three items totaling $3,328 were subsequently reduced to possession or control.

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Wilson-Davis & Company, Inc.

In planning and performing our audit of the financial statements of Wilson-Davis & Company, Inc. (the Company), as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3115 East Lion Lane, Suite 220 • Salt Lake City, Utah 84121 • (801) 733-5055 • Fax (801) 733-6783

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sorensen, Vance + Company, P.C.

August 27, 2009

SORENSEN VANCE & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
Wilson-Davis & Co., Inc.

In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7T) of Securities Investor Protection Corporation assessments and payments of Wilson-Davis & Co., Inc. for the year ended June 30, 2009. Our procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;

2. Compared amounts reported in the general ledger for the quarter ended June 30, 2009, with the amounts reported in the Transitional Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Wilson-Davis & Co., Inc. taken as a whole.

Sorensen, Vance + Company, P.C.

August 27, 2009
Salt Lake City, Utah

3115 East Lion Lane, Suite 220 • Salt Lake City, Utah 84121 • (801) 733-5055 • Fax (801) 733-6783

SIPC-7T

(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(27-REV 3/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

014299 FINRA JUN
WILSON DAVIS & CO INC
PO BOX 11587
SALT LAKE CITY UT 84147-0587

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Lyle DAVIS 801 532-1313

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 3,987

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150)

1-5-09
Date Paid

C. Assessment balance due 3,837

D. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

E. Total assessment balance and interest due (or overpayment carried forward) $ 3,837

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 3,837

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wilson - Davis & Co., Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Sec/Treas
(Title)

Dated the 27 day of Aug, 2009.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning April 1, 2009 and ending 6-30, 2009 Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,595,522
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 589	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	589
Total deductions	589
2d. SIPC Net Operating Revenues	$ 1,594,933
2e. General Assessment @ .0025	$ 3,987
	(to page 1 but not less than $150 minimum)